SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MoSys, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

619718109

(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

Leonard Perham, Chief Executive Officer and President

MoSys, Inc.

3301 Olcott Street

Santa Clara, California 95054

(408) 418-7500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies to:

Alan B. Kalin

Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street

Palo Alto, California 94304

Telephone: (650) 233-4048

Facsimile: (650) 233-4545

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

N/A	N/A

☐           Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐      Third-party tender offer subject to Rule 14d-1.

☐      Issuer tender offer subject to Rule 13e-4.

☐      Going-private transaction subject to Rule 13e-3.

☐      Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

On June 24, 2016, the stockholders of MoSys, Inc. (the “Company”) approved a one-time option exchange program (the “Option Exchange Program”) pursuant to which certain employees of the Company (excluding the chief executive officer and directors) who hold certain options to purchase shares of the Company’s common stock (such options, “eligible options”) will be given the opportunity to exchange such eligible options for new replacement option grants.

In connection with the Option Exchange Program, the attached written communication (the “Exhibit”) was disseminated by the Company on June 24, 2016 to employees of the Company.

The attached Exhibit does not constitute an offer to holders of eligible options to exchange such options. The Option Exchange Program described in the Exhibit has not yet commenced. Even though the Option Exchange Program has been approved by the stockholders of the Company, the Company may still decide not to implement the Option Exchange Program. Persons who are eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available because they will contain important information about the Option Exchange Program. The Company will file the Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) upon the commencement of the Option Exchange Program. The Company’s stockholders and option holders will be able to obtain these written materials and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov.

Holders of eligible options may obtain a written copy of the tender offer documents free of charge, when available, by contacting the Human Resources Department at MoSys, Inc., 3301 Olcott Street, Santa Clara, CA 95054.

Item 12. Exhibits.

Exhibit
Number	Description

99.1	Email disseminated by the Company on June 24, 2016.